February 10, 2009
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
The Hartford Financial Services Group, Inc.
Commission File No. 001-13958
Dear Ladies and Gentlemen:

In reliance upon Item 601(b)(4)(iii) of Regulation S-K, The Hartford Financial Services Group, Inc. (the “Company”) hereby gives notice to the Securities and Exchange Commission (the “Commission”) that, in connection with the filing of its Annual Report on Form 10-K for the year ended December 31, 2008, it does not intend to file as exhibits copies of the Company’s instruments with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of any such instrument to the Commission upon request.

Sincerely yours, THE HARTFORD FINANCIAL SERVICES GROUP, INC.
By:	/s/ Alan J. Kreczko
Alan J. Kreczko
Executive Vice President and General Counsel